UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)
Overseas Shipholding Group, Inc.
(Name of Issuer)

   Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

69036R863
(CUSIP Number)
   ●
c/o Saltchuk Resources, Inc.
450 Alaskan Way South, Suite 708
Seattle, Washington 98104
(206) 652-1111
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

  July 22, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person Saltchuk Resources, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	Sole Voting Power 14,115,798
	8	Shared Voting Power 0
	9	Sole Dispositive Power 14,115,798
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Reporting Person 14,115,798
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.4%[1]
14	Type of Reporting Person CO

1 Calculated based on 85,979,111 shares of Class A common stock, $0.01 par value per share (the “Common Stock”), of Overseas Shipholding Group, Inc. (the “Issuer”), outstanding as of May 6, 2020, comprised of 85,979,111 shares of Common Stock, and excluding penny warrants exercisable into 3,654,890 shares of Common Stock, as reported in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 11, 2020.

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended to add the following:

Funds used to purchase shares of Common Stock between July 6, 2020 and the date of filing of this schedule were derived from working capital of the Reporting Person. The Reporting Person paid $6,399,224.08 plus $127,984.48 in broker commissions to acquire the shares of Common Stock.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)-(b) The Reporting Person may be deemed to beneficially own 14,115,798 shares of Common Stock of the Issuer. Based upon information contained in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 11, 2020, the shares of Common Stock deemed to be beneficially owned by the Reporting Person constitute approximately 16.4% of the issued and outstanding shares of Common Stock of the Issuer. The Reporting Person has sole voting power and sole dispositive power with respect to the 14,115,798 shares of Common Stock.

(c)  Within the past 60 days, the Reporting Person has effected transactions in the Common Stock of the Issuer as follows:

Date of Transaction	Number of Shares of Common Stock	Price per Share
07/06/2020	90,000	$1.90
07/07/2020	142,278	$1.94
07/08/2020	10,809	$2.00
07/09/2020	204,064	$2.00
07/13/2020	45,671	$2.00
07/22/2020	200,000	$2.16
07/22/2020	1,152,125	$2.55
07/23/2020	750,000	$2.50
07/23/2020	84,933	$2.20

Each of the above transactions was an open market transaction with the exception of the purchase of 1,152,125 shares of Common Stock on July 22, 2020 and the purchase of 750,000 shares of Common Stock on July 23, 2020, each of which were private transactions.

None of the persons listed on Schedule I of the Schedule 13D have effected transactions in the Common Stock of the Issuer within the past 60 days.

(d) To the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer deemed to be beneficially owned by the Reporting Person.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 4, 2020

/s/ Steven E. Giese
By: Steven E. Giese Title: Senior V.P. and CFO